U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006
OR

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number    1-7872
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
The TransTechnology Corporation Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TransTechnology Corporation 700 Liberty Avenue, Union New Jersey 07083-8198

TransTechnology Corporation
Retirement Savings Plan
Financial Statements as of March 31, 2006 and 2005,
and for the Year Ended March 31, 2006,
Supplemental Schedule as of March 31, 2006 and
Report of Independent Registered Public
Accounting Firm

TRANSTECHNOLOGY CORPORATION
RETIREMENT SAVINGS PLAN

NOTE:	Supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), other than the schedule listed above, are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Participants of
TransTechnology Corporation Retirement Savings Plan
Union, New Jersey
We have audited the accompanying statements of net assets available for benefits of TransTechnology Corporation Retirement Savings Plan (the “Plan”) as of March 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended March 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards generally of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
October 11, 2006

TRANSTECHNOLOGY CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF MARCH 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant-directed investments (Note 4)	$35,115,562	$29,221,724

Receivables:
Basic employer contribution	319,940	279,256
Employer matching contribution	12,271	7,491
Participant contributions	56,537	34,341

Total receivables	388,748	321,088

Total assets	35,504,310	29,542,812

LIABILITIES:
Accrued administrative expenses	8,495	8,163
Excess contributions payable	16,723	—

Total liabilities	25,218	8,163

NET ASSETS AVAILABLE FOR BENEFITS	$35,479,092	$29,534,649

See notes to financial statements.

TRANSTECHNOLOGY CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED MARCH 31, 2006

ADDITIONS:
Investment income:
Interest	$32,014
Dividends	1,333,400
Net appreciation in fair value of investments	2,117,191

Net investment income	3,482,605

Contributions:
Rollover	6,180
Employer	683,331
Participant	902,794

Total contributions	1,592,305

Net transfers into the Plan	3,507,304

Total additions	8,582,214

DEDUCTIONS:
Distributions to participants	2,629,276
Administrative expenses	8,495

Total deductions	2,637,771

INCREASE IN NET ASSETS	5,944,443

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	29,534,649

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$35,479,092

TRANSTECHNOLOGY CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 31, 2006 AND 2005, AND FOR THE YEAR ENDED MARCH 31, 2006
1.	DESCRIPTION OF PLAN

The following description of the TransTechnology Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

General—The Plan is a defined contribution plan which provides participants with an opportunity to invest their contributions in various investment funds. The Plan is managed by an Administrative Committee (the “Committee”) appointed by TransTechnology Corporation (the “Company”). The Committee supervises the operation of the Plan, interprets its provisions, and authorizes all benefit payments. T. Rowe Price Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective October 1, 2005, members of Local 267 of the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America became eligible employees under the Plan. Local 267 employees may receive a joint and survivor annuity with respect to account balances transferred from the Breeze-Eastern plans to the Plan. Account balances transferred from the Breeze-Eastern Retirement Savings Plan and the Retirement Plan for Hourly Employees of Breeze-Eastern into the Plan were $3,507,304 for the year ended March 31, 2006. Employees covered by a collective bargaining agreement were not eligible to join the plan, prior to October 1, 2005.

Contributions—Contributions to the Plan are made by individual participants and the Company. Prior to May 1, 2005, individual participants, while eligible for Plan membership, were able to contribute between 1% and 15% of their compensation on a pre-tax basis, subject to annual limitations. Individual participants contributed during the plan year as follows:

Prior to May 1, 2005	1%-15%
May 1, 2005 to December 31, 2005	1%-50%
January 1, 2006 to March 31, 2006	1%-75%
The Company may make two types of contributions to the Plan, matching and basic. The Company matches 50% of the first 6% of the employee’s contribution during the plan year, up to a maximum of 3% of eligible compensation upon completion of a one-year period of service. Each Plan year, in addition to the matching contribution, the Company may make an additional contribution from its net profits to those Plan participants employed by the Company on March 31. This basic contribution is equal to 3% of each participant’s compensation earned for the Plan year. If there are no net profits for the Plan year, the Company is not required to make these contributions. All contributions are participant-directed.
Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, as well as the Company’s matching and basic contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Income, expenses, gains, and losses arising with respect to each separate investment fund are allocated among the participant accounts within that fund. An employee of the Company shall be an eligible employee for the sole purpose of making elective contributions after he or she has completed one month of service. Prior to October 1, 2005, employees became eligible to participate in the Plan on the first day of any month upon the completion of a one-year period of service. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions, and the Company’s matching and basic contributions, into various investment options offered by the Plan. The Plan currently offers 12 mutual funds, a common collective trust fund and prior to April 1, 2005, an option to purchase the Company’s stock (see Note 3).

Vesting—Participants, at all times, have a fully vested and nonforfeitable interest in all of their pre-tax contributions plus actual earnings thereon. Vesting in Company contributions occurs in 20% increments over a period of five years, with full vesting occurring after the participant completes five years of credited service.

Payments of Benefits—On termination of service due to retirement, death, disability, or termination, the participant or beneficiary will automatically receive a lump-sum payment if the total value of his or her vested Plan account is $5,000 or less. If the participant’s vested Plan account balance is greater than $5,000, the participant may elect a lump-sum payment, annual installments over a period not to exceed the life expectancy of the participant or the joint expectancy of the participant and his or her beneficiary, a combination of lump-sum and annual installments, a monthly annuity option purchased through a life insurance contract, or deferral to normal retirement age of 65.

Participant Loans—Participants may borrow from their accounts up to a maximum of 50% of the participant’s vested interest in their account balance or $50,000, whichever is less, reduced by the highest outstanding loan balance under the Plan during the previous 12 months. The minimum loan request is $500. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 5% to 9.75%, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Forfeited Accounts—At March 31, 2006 and 2005, forfeited nonvested accounts totaled $8,495 and $8,163, respectively. These accounts will be used to reduce the Plan sponsor’s administrative expenses. During the year ended March 31, 2006, administrative expenses were reduced by $8,495 for forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds and a common collective trust (“CCT”) fund. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit, and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The policy of the Plan is to record investments at fair value. Quoted market price, to the extent available, is used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company’s common stock is valued at its quoted market price at March 31, 2005. During the plan year ended March 31, 2006 participant investments in the Company’s common stock were liquidated (see Note 3). Participant loans are valued at the outstanding loan balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investment funds are deducted from income earned and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Valuation of Investments (Securities with No Quoted Market Prices)—Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at the fair value. The value recorded in the Plan’s financial statements for such common collective trust was $12,223,942 and $10,909,820 at March 31, 2006 and 2005, respectively. The Plan’s investments in common collective trusts consist of funds that invest primarily in guaranteed investment contracts with insurance companies, investment contracts with banks, and synthetic investment contracts with banks and insurance companies. The Plan’s investments in these common collective trusts are valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by such funds, less administrative expenses and withdrawals.

Payment of Benefits—Benefits are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $23,952 and $0 at March 31, 2006 and 2005, respectively (see Note 5).

Administrative Expenses—All administrative expenses authorized and incurred for the administration of the Plan, excluding investment expenses and loan transaction charges, are paid by the Plan out of Plan forfeitures. Total forfeitures were $8,495 for the plan year ended March 31, 2006, and were used to pay administrative expenses. Administrative expenses in excess of plan forfeitures are paid by the Plan sponsor. Expenses incurred in connection with the investment of trust assets are paid directly from the investment fund in which the expense is incurred. Loan transaction charges are paid directly to T. Rowe Price by the participant taking the loan.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENT OPTIONS

Participants may elect to have their contributions invested in the following investment instruments:
T. Rowe Price Prime Reserve Fund
T. Rowe Price Stable Value Fund (CCT fund)

T. Rowe Price New Income Fund
T. Rowe Price Balanced Fund
T. Rowe Price Equity Income Fund
T. Rowe Price International Stock Fund
T. Rowe Price New Horizons Fund
T. Rowe Price Equity Index 500 Fund
T. Rowe Price Mid-Cap Growth Fund
T. Rowe Price Mid-Cap Value Fund
T. Rowe Price Small-Cap Value Fund
Fidelity Magellan Fund
American Funds Growth of America Fund
TransTechnology Corporation Common Stock—The Board of Directors of the Company, by resolution dated January 13, 2005, eliminated new investments in the TransTechnology Corporation Common Stock fund effective April 1, 2005. In addition, participant investments already existing in the TransTechnology Corporation Common Stock fund were liquidated at market value and transferred to other investments on September 30, 2005, based upon participant elections.
T. Rowe Price Trust Company also maintains a loan account. This account is used to retain the principal balances on loans made pursuant to the provisions of the Plan. As principal and interest payments are made, the balance in the loan account is reduced and the principal amount and the interest payments are allocated to other investments as elected by the participant.
4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of March 31, 2006 and 2005, are as follows:

	2006	2005
T. Rowe Price Investments*:
Common collective trust funds:
Stable Value Fund, 12,223,942 and 10,909,820 shares	$12,223,942	$10,909,820
Mutual funds:
Balanced Fund, 173,025 and 140,964 shares	3,457,031	2,712,139
Equity Income Fund, 111,031 and 115,243 shares	3,011,167	3,010,143
International Stock Fund, 161,511 and 100,270 shares	2,564,795	1,288,468	*	*
New Horizons Fund, 73,702 and 81,854 shares	2,611,987	2,343,489
Fidelity Magellan Fund, 57,580 and 65,342 shares	6,495,053	6,599,542

*	Exempt party-in-interest (Note 7)

**	Does not represent 5% or more of the Plan’s net assets
During the year ended March 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Net appreciation (depreciation) in fair value of investments:
T. Rowe Price New Income Fund	$(21,091)
T. Rowe Price Balanced Fund	109,226
T. Rowe Price Equity Income Fund	113,531
T. Rowe Price International Stock Fund	413,385
T. Rowe Price New Horizons Fund	537,708
T. Rowe Price Mid-Cap Value Fund	12,964
T. Rowe Price Small-Cap Value Fund	39,957
T. Rowe Price Mid-Cap Growth Fund	138,326
T. Rowe Price Equity Index 500 Fund	34,751
Fidelity Magellan Fund	721,967
American Funds Growth Fund of America Fund	22,430
TransTechnology Corporation Common Stock	(5,963)

Net appreciation in fair value of investments	$2,117,191

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at March 31, 2006 and 2005, to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$35,479,092	$29,534,649
Amounts allocated to withdrawing participants	(23,952)	—

Net assets available for benefits per the Form 5500	$35,455,140	$29,534,649

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended March 31, 2006, to Form 5500:

Benefits paid to participants per the financial statements	$2,629,276
Add amounts allocated to withdrawing participants at March 31, 2006	23,952

Benefits paid to participants per the Form 5500	$2,653,228

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to March 31, 2006, but not yet paid as of that date.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated October 22, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and a common collective trust managed by T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions (see Note 4). Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At March 31, 2005, the Plan held 5,292 shares of common stock of the Company, the sponsoring employer, with a cost basis of $40,287. During the year ended March 31, 2005, the Plan recorded no dividend income.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, at any time, in whole or in part. Upon the complete or partial termination of the Plan, the accounts of all participants affected thereby shall be fully vested and nonforfeitable.
* * * * * *

SUPPLEMENTAL SCHEDULE

TRANSTECHNOLOGY CORPORATION	EIN #95-4062211
RETIREMENT SAVINGS PLAN	PLAN #006
FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF MARCH 31, 2006

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor, or	Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par, or Maturity Value	Cost	Value
		Common Collective Trust Fund:
*	T. Rowe Price	Stable Value Fund	**	$12,223,942

		Mutual Funds:

*	T. Rowe Price	Prime Reserve Fund	**	566,987

*	T. Rowe Price	New Income Fund	**	911,041

*	T. Rowe Price	Balanced Fund	**	3,457,031

*	T. Rowe Price	Equity Income Fund	**	3,011,167

*	T. Rowe Price	International Stock Fund	**	2,564,795

*	T. Rowe Price	New Horizons Fund	**	2,611,987

*	T. Rowe Price	Mid-Cap Value Fund	**	182,752

*	T. Rowe Price	Small-Cap Value Fund	**	264,209

*	T. Rowe Price	Mid-Cap Growth Fund	**	1,273,556

*	T. Rowe Price	Equity Index 500 Fund	**	598,267

	Fidelity Investments	Fidelity Magellan Fund	**	6,495,053

	American Funds	Growth of America Fund	**	227,646

*	Various Participants	Participant loans (Interest rates of 5.00%–9.75% Maturing 2006–2032)	**	727,129

	TOTAL			$35,115,562

*	Party-in-interest

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The TransTechnology Corporation
Retirement Savings Plan

Date: October 11, 2006	By: /s/ Joseph F. Spanier

Joseph F. Spanier, Vice President, Treasurer
and Chief Financial Officer of the Issuer